Contract of Employment Philippe Varin

Corus Group plc 30 Millbank London SW1P4WY United Kingdom

CORUS GROUP DEED OF AGREEMENT
To:	Philippe Varin of 19 AIlee Des Bocages, 78110 Le Vesinet, France

There are set out below the terms of the Contract of Employment between Corus Group plc of 30 Millbank, London SW1 P 4WY (the “Company) and you.

1.	Definitions

1.1	“Associate”	has the meaning given in section 52 of the Companies Act 1989.

1.2	“Associated Company”	means a company which is from time to time a subsidiary or a holding company of the Company or a subsidiary (other than the Company) of a holding company of the Company.

1.3	the “Board”	means the Board of Directors from time to time of Corus Group plc or a properly constituted committee of that Board of Directors.

1.4	“Corus”	means Corus Group plc

1.5	the “Corus Group”	means Corus and all Associated Companies of Corus from time to time.

1.6   In this clause “subsidiary” and “holding company” have the same meanings as in section 736 of the Companies Act 1985 as originally enacted.

2.   Term of Appointment

2.1   As an employee of the Company you will serve the Company as Chief Executive of Corus, from 1st May, 2003 and thereafter subject as provided in 2.2 and 2.3 below and in Schedule 1.

2.2   Your employment in any case terminates at the end of Coruss Annual General Meeting next following your 65th birthday.

2.3   You hereby warrant and confirm that by virtue of entering into this Agreement and performing your duties hereunder you will not be in breach of any express or implied terms of any contract with or any other obligation to any third party binding upon you, and it is a condition precedent to this employment becoming effective that such warranty and confirmation is correct.

3.   Main Duties and Outside Interests

3.1   During your employment, you will well and faithfully serve the Corus Group and use all your abilities to promote its interests. You will perform such duties (consistent with your senior status) in relation to the Corus Group as may from time to time be assigned to you by the Board or by the Chairman on behalf of the Board.

3.2   You will devote the whole of your time, attention and abilities during normal business hours, and at such other times as the Board, the Company or your duties may reasonably require, to the business and affairs of the Corns Group, unless prevented by ill-health from so doing.

3.3   It is agreed that you will resign as a Board member from the International Aluminium Institute during May, 2003 and from the Board of European Aluminium Association in April, 2003. The foregoing is not intended to prohibit your involvement in the activities of relevant professional bodies, the taking of office in such a body shall, however, require the prior consent of the Board.

3.4   You may accept directorships of other companies only with the prior consent of the Board in writing, such consent not to be unreasonably withheld. Such consent may be subject to such conditions as the Board may reasonably require and will be limited to one directorship.

Provided that nothing in this Clause 3.4 shall prevent you continuing to hold the office of director in Anact until such time as in your reasonable opinion a suitable successor has been appointed.

3.5   Your place of work will be at the Corus Headquarters in Central London or such other place as shall from time to time be agreed with the Board and, in carrying out your duties hereunder, you shall travel to such places as may be reasonably required.

3.6   During any period of notice as specified in Schedule I of this Agreement or at any time in circumstances in which it reasonably believes that you are guilty of misconduct or in material breach of this Agreement in order that the circumstances giving rise to that belief may be investigated the Company shall not be obliged to assign to you any work and may suspend you from the performance of your duties or exclude you from any premises of the Corus Group and need not give any reason for so doing. Such period of suspension or exclusion may not exceed 6 months. Salary and benefits will continue to be payable despite such suspension or exclusion and you will continue to be bound by the provisions of this Agreement and must at all times conduct yourself with good faith towards the Company and not do anything that is harmful to the Company. At the end of the 6 month period specified in this Clause the Company may, at its absolute discretion, pay to you such sum as would have been payable by the Company to you equal to the value of your salary, pension allowance and other benefits (valued on the cost to you of providing comparable alternative benefits)(excluding bonus) in lieu of the balance of any period of notice which would otherwise have been required to be given by the Company (or by you if notice has been served by you) (less any deductions the Company is required by law to make) in order to terminate your employment.

4.   Pay and Benefits

4.1   During your employment you will be paid a salary at the rate of €700,000 per annum and £210,000 per annum, less any necessary withholdings, payable in arrear at or before the end of each calendar month. This salary will, unless otherwise authorised by the Board and agreed in writing with the Company, be inclusive of all fees and other remuneration to which you may become entitled as a Director of any member of the Corus Group. The salary will be reviewed each year (normally from 1st January) and may be, but without any obligation to do so, increased by the Board or by a duly authorised Committee of the Board. If an increase is awarded then it shall, unless agreed otherwise with you, be applied equally to both the euro and sterling elements of the salary.

4.2   An annual bonus will be payable to you, accruing on a day to day basis, under the Executive Board Members’ Bonus Scheme from time to time in force as applied to an executive director with your responsibilities. The Scheme currently provides participants with an opportunity to receive a maximum bonus equal to 60% of salary received in the relevant year, two thirds being payable in cash and one third in deferred shares. Annual bonus payments if any will be dependent upon the achievement of the relevant business objectives. However, for the part of the 2003 calendar year you will be entitled to a minimum bonus equal to 20% of his annual salary payable in cash, although if due to performance you become entitled to a greater bonus it shall be payable in cash and deferred shares in the same proportion as for other executive directors. The business objectives to be achieved and the parameters according to which the amount of the bonus (if any) will vary will be set by the Board or a duly authorised Committee of the Board. Any amounts payable in cash by way of bonus shall be paid in sterling and euros in the same proportion as the salary which you received during the relevant year.

4.3   Details of your pension allowance are set out or referred to in Schedule I.

4.4   The Company will, so long as your employment with it continues, provide you with a car under the terms and conditions agreed by the Board from time to time to apply to executives. The car will be taxed, insured and maintained at the Company’s expense and will represent a taxable benefit to you under present tax rules, but you will not be provided with free petrol for private use.. You will return the car in good condition and its keys to the Company immediately on the termination of your employment with the Company.

4.5   The Company will reimburse you with the amount of all reasonable travelling, hotel and other expenses properly and necessarily incurred in the performance of your duties. You will promptly make evidence of such expenditure available to the Board as it may from time to time require. Without prejudice to the generality of the above the Company will reimburse your reasonable travel expenses incurred while visiting your family and hotel expenses whilst residing in London in the period May to 30th September, 2003, and reimburse you for or provide you with, you and your family’s accommodation (consistent with your senior status and family circumstances) for a 6 month period after 30th September, 2003, subject to the receipt of such evidence as the Board may from time to time require. In addition the Company shall pay you a disturbance and relocation allowance of €60,000, less any necessary withholdings, together with your actual reasonable removal costs incurred in relocating to London within 14 days of you and your family’s relocation to London.

4.6   You are entitled to 30 working days holiday in each holiday year (1 January to 31

December) to be taken at times as agreed between you and the Chairman. This entitlement accrues pro-rats throughout each holiday year You will normally be expected to use that holiday during the holiday year You will also be entitled to such statutory and other holidays as may from time to time be recognised locally by the Corns Group.

4.7   You will be included in the insurance arrangements provided by the Company for Executive Board Members on terms agreed from time to time by the Board and, subject to the terms and conditions (including limitations as to benefits) of the insurance policies, and such cover being available at reasonable commercial rates, covering separately accident, life assurance of 4 times your basic salary, and, for you and your family, medical insurance.

4.8   The Company requires you to have a medical examination at intervals of two years which will be provided at the Company’s expense. The Company expects you to advise the Chairman if there are any health problems which in your opinion could affect your ability to carry out your duties or which might be adversely affected by continuing to carry out those duties.

4.9   As soon as reasonably practicable after the later of the date of commencement of your employment, and your purchase of 1.1 million ordinary shares in the capital of Corus out of your own funds, Corus will award you a matching contingent award over 1.1 million shares.

Subject to you continuing in employment (other than in circumstances where you are entitled to treat yourself as having been constructively dismissed or the termination of your employment by reason of a Relevant Event as provided for in Schedule 1) and retaining the purchased shares for a period of 3 years, at the expiry of the 3 year period from the date of grant of the award, the matching award will vest and within 28 days Corus will procure the transfer to you of 1.1 million ordinary shares.

4.10   In addition, you will be granted as soon as reasonably practicable after your appointment an option over 3.3 million ordinary shares in the capital of Corus either under the rules of the Corus Executive Share Option Scheme as modified by this clause 4.10 or under a new scheme adopted by the Company in substantially the same form. If necessary Corus will use its reasonable endeavours to establish a new scheme by no later than 1st May, 2003.

The exercise price payable on exercise of the options shall be the market value at the date of grant of the options. The option will become exercisable in three equal tranches of 1.1 million shares each, on the third, fourth and fifth anniversaries of the date of grant. The only performance conditions shall be your retention of the 1.1 million shares purchased pursuant to 4.9 above until the third, fourth or fifth anniversary, as appropriate, of the date of grant of the options, when you will be entitled to exercise the relevant tranche of the option.

4.11   If any member of the Corns Group is under any obligation to deduct any income or other tax, employee national insurance contributions or social security contributions on your behalf on the vesting of the matching contingent award to be granted pursuant to Clause 4.9 (or the relevant transfer of the shares pursuant to such award) or on the exercise of any of the options to be granted under clause 4.10, and any member of the Corus group becomes liable to make a payment to the appropriate authorities on account of that liability, you agree that you will either pay that member of the Corns group the amount which it needs to pay the appropriate authorities or agree to other arrangements approved by Corus. If you do not do so, then to the extent necessary to make sure that the relevant member of the Corus group is reimbursed for the amount due to the appropriate authorities, you will be deemed to have irrevocably authorised the disposal by Corus of a sufficient number of shares which otherwise would have been issuable or transferable to you on the vesting of the award or exercise of the options and the payment of the net proceeds of sale to the relevant member of the Corus group in order to meet its obligations to the relevant authorities.

4.12     As soon as reasonably practicable after the commencement of your employment, Corus will pay to you the sum of €800,000, less any necessary withholdings, by way of compensation for the surrender by you of all your options over shares in your former employer, and the loss of your contractual rights and opportunity with your former employer If you should give notice to terminate your employment with Corus or otherwise terminate your employment on or before 1 May 2004 then the net sum received by you pursuant to this Clause shall immediately be repayable by you to Corus.

4.13   All sums under this contract are expressed to be payable in either sterling or euro. However, Corus and you may agree that all or any part of the remuneration shall, if appropriate, be in such other currencies or split between sterling and euros in such other proportions as may be agreed. In such cases, then Corus and you shall agree an appropriate exchange rate for the purposes of converting the entitlement in euro to an entitlement in the relevant other currency with a view to protecting both parties from disproportionate currency fluctuations. If agreement cannot be reached then the relevant payments will be made in the currency specified in the relevant clause of this contract.

5.   Your Other Obligations During the Employment

5.1   You will not during your employment (otherwise than in the performance of your duties) or thereafter, use or divulge to any individual, firm or company any confidential or sensitive information concerning the business or affairs of the Corus Group which may have come to your knowledge during your employment, without the prior written consent of the Board. You will use your reasonable endeavours to prevent the disclosure or publication of any confidential or sensitive information concerning the business or affairs of the Corus Group.

5.2   It shall be part of your normal duties at all times to consider in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company, or any other member of the Corus Group with which you are concerned or for which you are responsible, might be improved. You will promptly and fully disclose to the Company in confidence any invention, improvement or innovation made or discovered by you during the term of your employment. Where any such invention, improvement or innovation is made or discovered in the course of your duties with the Corns Group the Company shall, subject to the Patent Act 1977 and other applicable legislation in any applicable jurisdiction, be entitled free of charge to the sole ownership and to the exclusive use thereof.

5.3   You shall forthwith and from time to time both during your employment and thereafter at the request and cost of the Company apply for and execute and do all such documents acts and things as may in the opinion of the Board be necessary or conducive to obtain letters patent or other protection for any such invention, improvement or innovation in any part of the world and to vest such letters patent or other protection in the Company or its nominees.

You hereby irrevocably authorise the Company for the purposes of this Clause to make use of your name and to sign and to execute any documents or do any thing on your behalf (or where permissible to obtain the patent or other protection in its own name or in that of its nominees).

5.4   Otherwise than for the benefit of the Corus Group you will not make, use, permit to be used or copied, or retain, any records in any medium whatsoever (including without limitation all correspondence, customer lists or other papers or documentation) relating to the business or affairs of the Corus Group, and in any event upon termination of your employment you will deliver up to the Company all such records.

5.5   Subject to clauses 3.3 and 3.4, except with the prior written consent of the Board you will not during your employment directly or indirectly enter into or be concerned or interested financially or otherwise in any other business or profession or become an employee or agent of any other company, firm or person or assist or have any financial interest in any other business or profession. Nevertheless, this will not preclude you from holding or acquiring, by way of bona fide investment only, shares or other securities of any company which are listed or dealt in on any recognised Stock Exchange unless the Board shall require you not to do so in any particular case on the ground that such other company is or may be carrying on a business competing or tending to compete with the business of the Corus Group. You will be required, on request, to provide the Board with details of such holdings.

5.6   You will use all your reasonable endeavours to ensure that the Corus Group complies with all legal requirements applying to it under the general law, statute or regulations particularly, but without limitation, on health and safety and working conditions.

5.7   You may, by virtue of your employment, receive information about Corus or any Associated Company which is confidential or price sensitive. Because of this, you agree that you will only deal or become or cease to be interested in any securities of Corus or any Associated Company in accordance with the provisions of the United Kingdom Companies Act (and any other statute relating to dealing in securities for the time being in force), the rules of the relevant Stock Exchange(s), all relevant Codes and the Company’s Code(s) of Practice concerning such transactions. So far as you are able, you will also ensure that those associated with you (which shall include but not be limited to your family) also observe this provision.

6.   Post-termination Restrictions

6.1   In this clause 6:

(A)    ‘Restricted Business” means the businesses of Corus Group at the time of the termination of your employment with which you were involved to a material extent or about which you gained material knowledge or experience during the period of 12 months ending on the date of the termination of your employment;

(B)    “Restricted CustomeC’ means any firm, company or other person who, during the period of 12 months ending on the date of the termination of your employment, was a customer of or in the habit of dealing with the Corus Group and with whom you had contact or about whom you became aware or informed to a material extent in the course of your employment; and

(C)   “Restricted Employee” means any person who, at the date of the termination of your employment, either was employed by the Corus Group at the level of or a more senior level to Senior Manager or was an employee of the Corus Group and who could materially damage the interests of the Corus Group if he or she became employed in any business concem in competition with the Restricted Business.

6.2   You will not, for a period of 12 months (less any period of suspension or exclusion pursuant to clause 3.6 ending immediately before or within one month of the termination) after the termination of your employment, solicit or endeavour to entice away from the Corus Group the business or custom of a Restricted Customer with a view to providing goods or services to that Restricted Customer in competition with any Restricted Business.

6.3   You will not, for a period of 12 months (less any period of suspension or exclusion pursuant to clause 3.6 ending immediately before or within one month of the termination) after the termination of your employment, provide goods or services to or otherwise have any business dealings with any Restricted Customer in the course of any business concern which is in competition with the Restricted Business.

6.4   You will not, for a period of 12 months (less any period of suspension or exclusion pursuant to clause 3.6 ending immediately before or within one month of the termination) after the termination of your employment, in the course of any business concern which is in competition with the Restricted Business offer employment to or otherwise endeavour to entice away from the Corus Group any Restricted Employee.

6.5   You will not, for a period of 6 months (less any period of suspension or exclusion pursuant to clause 3.6 ending immediately before or within one month of the termination) after the termination of your employment, be engaged in or concerned in any capacity in any business concern which is in competition with the Restricted Business. This clause shall not restrain you from being engaged or concerned in any business concern in so far as your duties or work shall relate solely:

(A)   to geographical areas where the business concern is not in competition with the Restricted Business; or

(B)   to services or activities of a kind with which you were not concerned to a material extent during the period of 12 months ending on the date of the termination of your employment.

6.6   You and the Company agree that the covenants given in this clause 6 are given by you not only for the benefit of the Company acting on its own account but also to the Company acting as agent and trustee of Corus and any other member of the Corus Group which may suffer any loss as a result of any breach by you of this clause 6.

6.7   The obligations imposed on you by this clause 6 extend to you acting not only on your own account but also on behalf of any other firm, company or other person and shall apply whether you act directly or indirectly.

7.   Disciplinary and Grievance Procedures

Any disciplinary rules applicable to employees of the Corus Group and from time-to-time in force are specified in a file which is available for inspection at the Corus Secretary’s Office at any time upon reasonable notice. In the event of an appeal against disciplinary action or any grievance related to the employment, you should write to the Board setting out the full details. The decision of the Board on such a matter shall be final.

8.   Other

8.1   Notice under this Agreement will be deemed to be given if sent by either party by registered post addressed to the other party at the last known address, and will be deemed to be given on the day it would ordinarily be delivered after such posting.

8.2   You agree that there are no agreements or arrangements whether written, oral or implied between the Company and/or any Associated Company and you relating to your employment other than those expressly set out in this Agreement and that you are not entering into this Agreement (with the exception of the restrictive covenant deed you hereby agree to enter in favour of Company in the form attached) in reliance on any representation other than as expressly set out herein.

8.3   The Company is entering into thisAgreement both on its own behalf and as agent and trustee for Corus and all members of the Corus Group.

8.4   Schedule 1 forms part of this Agreement.

8.5   This Agreement shall be governed by and construed in accordance with the laws of England and shall be subject to the exclusive jurisdiction of the English Court.

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Executed and delivered as a deed this 22 day of April2003

SIGNED as a deed by	)	B S Moffat
CORUS GROUP PLC	)	Authorised Signatory

J W Leng
Authorised signatory

SIGNED as a deed by	)	P Varin
PHILIPPE VARIN	)

In the presence of:
(name, address and occupation of witness)

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SCHEDULE I

A.	Termination Provisions

Your employment may be terminated by the Company

	(i)	at any time on or before 1st May, 2004 giving to you not less than two years notice in writing to expire at any time; and

	(ii)	at any time after 1st May, 2004 giving you at least one year’s notice to expire at any time on or after 1st May, 2006.

You may terminate your employment with the Company by giving to the Company not less than one years notice in writing at anytime. The Company reserves the right to terminate your employment by at any time paying to you a sum equal to your salary, pension allowance and the value of your other benefits (valued on the cost to you of providing comparable benefits) (excluding any bonus) for the period this agreement would otherwise continue.

2, If you:-

	(A)	have an order under Section 252 of the Insolvency Act 1986 made in respect of you or if an interim receiver of your property is appointed under Section 286 of that Act; or

	(B)	be or become prohibited by law from being a director; or

	(C)	be guilty of gross misconduct or shall commit any serious or persistent (following appropriate warnings) breach of any of your obligations to the Corus Group (whether under this Agreement or otherwise); or

	(D)	refuse or neglect to comply with (following appropriate warnings) any lawful orders given to you by the Company;

then the Company shall be entitled by notice in writing to you to terminate forthwith your employment under this Agreement. You shall have no claim against the Company by reason of such termination.

3.	If you become incapacitated from any cause whatsoever from efficiently performing your duties under this Contract for a period of at least 9 months, or for periods aggregating at least 200 working days in any period of 12 consecutive months, the Company may within 3 months thereafter and not withstanding paragraph Al above terminate your employment by not less than 6 months’ notice in writing.

4.	Any delay or forbearance by the Company in exercising any such right of termination set out in sub-paragraphs A2 and A3 above shall not constitute a waiver of it.

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B.	Change of Control

For the purposes of this section B:

	(a)	Relevant Event means either;

		(i)	the giving of notice by Corus or the termination of your employment (other than for reason of gross misconduct or material breach of contract on your part (an “excluded reason”)); or

		(ii)	your resignation or giving notice to resign (which for the period of 3 months following the change of control need only be one month’s notice) except in circumstances where Corus would be entitled to terminate your employment for an excluded reason in either case within the period of 3 months following the date of a Change of Control.

	(b)	Subject to (c) below Change of Control means where on or before 30th September, 2005:

		(i)	any person either alone or together with any person acting in concert with him obtains control as defined in Section 840 of the Income and Corporation Tax Act 1988 of Corus; or

		(ii)	the court sanctions a compromise or arrangement between Corus and its members proposed for the purposes of, or in connection with, a scheme for reconstruction of Corus or its amalgamation with any other company or companies or a merger or consolidation otherwise occurs in circumstances where either the shareholders of Corus receive 50% or less of the voting shares in the resulting company or representatives of Corus comprise 50% or less of the board of directors of the resulting company; or

		(iii)	during any six month period individuals who at the beginning of such period constituted the Board of Directors of Corus cease for any reason to constitute at least a majority thereof unless the election, or the nomination of an election by the company’s shareholders, of each new director of the company was approved by a vote of a majority of the directors of the company who were directors of the company at the beginning of such period; or

		(iv)	all or substantially all of the assets of Corus should have been sold to a person that is not a subsidiary of Corus in any one transaction or related series of transactions; or

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(c) There shall not be a Change of Control if following one of the arrangements referred to in (b) above Corus is under the control of another company whose shareholders are substantially the same as the persons who own shares Corus immediately before the arrangement.

2.	If a Relevant Event occurs the Company shall

(1) pay to you

(a) within 7 days of the termination of your employment a sum equal to the aggregate of

(i) the value of your then current rate of basic salary for the remaining balance of the contractual term;

(ii) an additional cash amount equal to 40% of your basic annual salary representing your lost bonus; and

(iii) an additional cash amount equal to 30% of the payment in (i) above representing your pension allowance for the remaining balance of the contractual term.

(2) subject to sub-clause 6 below provide the benefit of private medical insurance of the kind provided immediately prior to the termination of employment for the remaining balance of the contractual term.

For these purposes the “contractual term” means the notice period which the company would be required to give to you pursuant to A.1 of the Schedule (except in circumstances where prior to the Relevant Event you had already served notice to terminate pursuant to A.1 of this Schedule, in which case it means the unexpired period of your notice).

3.	Any payment by Corus pursuant to this section B shall be made in full and final settlement of all and any claims arising from or in connection with your employment or its termination or your office as director and its loss in each case in respect of all relevant members of the Corus Group.

4.	All payments to be made pursuant to this section B shall be paid less any necessary withholdings.

5.	You hereby agree that you shall not bring any claim before any court or employment tribunal relating to your employment and/or its termination and/or your office as director and loss of office in circumstances where this section B applies except in so far as such claim is brought solely to enforce the provisions of this section B.

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6.	Corus’s obligation to provide private medical insurance shall cease with immediate effect if you obtain alternative employment under which the relevant benefit is provided to you or payment in lieu of that benefit is made.

7.	This clause shall not apply where in connection with a scheme of reconstruction or amalgamation or reorganisation of Corus and one or more of its subsidiaries you refuse an offer of employment on terms identical or identical in all material respects to those hereunder.

C.	Pension Arrangements

1.	The Company will pay you, or such other person as you may direct, including, without limitation, a discretionary trust of which you and your family are beneficiaries, an annual allowance in equal monthly instalments equal to 30% of your annual salary, less any necessary withholdings for you to use for the purposes of providing all your pension benefits. Any amounts payable by way of pension allowance shall be paid in sterling and euros in the same proportion, and at the same time, as the usual salary payments which you receive.

2.	You confirm that you have been offered membership of the Main Section of the British Steel Pension Scheme but have declined the opportunity to join and therefore will not be eligible to do so.

D.	Sickness

In the event of your incapacity for work due to sickness or injury, and subject to production, if requested, of medical certificates satisfactory to the Company, the Company will make payments to you equivalent to full salary (including pension allowance but not bonus) in the first twelve months of absence and will continue to provide all other benefits during such period. Such payments will be inclusive of Statutory Sick Pay (SSP) required to be paid by the Company in accordance with the Social Security Contributions and Benefits Act 1992 but, during the period in which full salary is payable to you as provided above they shall be reduced by any benefits to which you may be entitled under the then current Social Security Acts (whether or not such benefit is actually claimed by you).

E.	Written Particulars of Employment

1.	This Agreement constitutes the written Particulars of Employment required by Section 1 Employment Rights Act 1996.

2.	Your period of continuous employment for the purposes of the Employment Rights Act began on the date of commencement of this Agreement.

3.	Except as stated in this agreement, there are no other terms and conditions of employment or collective agreements relating to hours and days of work, holiday entitlement and pay, sick pay and pension.

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F.	Governing Law
This Agreement will be governed by English law and subject to the jurisdiction of the English Courts.